AMARIN ANNOUNCES CHANGES TO ITS BOARD AND MANAGEMENT TEAM

DUBLIN, Ireland, October 13, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced changes to its board and management team, in conjunction with its separately announced $70 million private placement.

Following the closing of the financing, Mr. Thomas Lynch, Chairman and Chief Executive Officer of Amarin, has decided he will step down as CEO and will continue as Chairman. Dr. Declan Doogan, Amarin’s Head of Research and Development, has agreed to assume the role of Interim CEO.

Mr. Lynch, who has served as Amarin’s Chairman since 2000, commented “I became CEO of Amarin two years ago in order to reposition the Company to take advantage of the multi-billion dollar cardiovascular opportunity represented by AMR101 and to ensure that we had the financial underpinnings to bring this program to fruition.  Over the past 12 months, we have significantly de-risked the Phase 3 program with two Special Protocol Assessment agreements with the U.S. Food and Drug Administration and now, with the announcement of today’s financing, the program is funded through NDA filing.  It is now my intention to step down as CEO on closing. On behalf of Amarin’s board of directors I would like to wish Dr. Doogan every success in the execution of the Phase 3 program.”

The financing was led by existing investor, Fountain Healthcare Partners, on behalf of funds affiliated with other existing investors Sofinnova Ventures, Orbimed Advisors and Longitude Capital. The new investor group was led by funds affiliated with Abingworth LLP and included APG Asset Management, Great Point Partners, Tavistock Life Sciences Company and RA Capital. Dr. Manus Rogan of Fountain Healthcare Partners and Dr. Joseph Anderson of Abingworth LLP will join Amarin’s board of directors.

Thomas Lynch, added “We are delighted to have signed for this substantial funding, to have the continuing support of our existing investors and the participation of new and well-recognised investors. The closing of the financing will enable Amarin to progress the Company’s two Phase 3 clinical trials with AMR101 in patients with very high triglyceride levels and mixed dyslipidemia through to an NDA filing, which is anticipated to occur not later than 2012.”

Incoming director Dr. Manus Rogan, commented “On behalf of the existing investors I would like to thank Thomas Lynch for his critical role in leading Amarin through a remarkable transition over the past two years, culminating in today’s financing.  He and his team have attracted a group of top tier international investors in an oversubscribed offering during a very challenging time in the financial markets.  I would also like to welcome Dr. Declan Doogan to his new role and look forward to working with him on advancing AMR101 successfully through Phase 3 clinical trials and onto the market.”

Dr. Joseph Anderson, Partner at Abingworth, who will join the board on closing, added “We are delighted to join Amarin at such an exciting and crucial time in its development. We believe the Company has a tremendous asset in AMR101, with a clear route to regulatory approval and a highly experienced development team.  We believe AMR101 will be a successful drug and, with this financing in place, we believe Amarin has the necessary resources to progress the final stages of its development.”

Following the closing of this financing, Amarin’s Board will comprise Mr. Thomas Lynch; Dr. Joseph Anderson; Dr. Lars Ekman; Dr. Carl Gordon; Dr. James Healy; and Dr. Manus Rogan. The Board intends to appoint two additional independent directors post closing. Dr. John Climax, Dr. William Mason and Mr. Anthony Russell-Roberts are retiring from the board on closing of this financing.

Mr. Lynch further added “I would like to thank our retiring board members for their contribution especially over the last two years when their support to me was invaluable.”

Biographies of the new directors follow:

Manus Rogan, PhD, is a Co-founder and Managing Partner at Fountain Healthcare Partners. He began his career in product development at GlaxoSmithkline in the UK.  He completed an MBA at Trinity College Dublin in 1996 and joined Elan Corporation’s business development group shortly thereafter. For four years he was responsible for licensing Elan’s products and drug delivery technologies in Europe and Japan. In 2001, Dr. Rogan joined Elan’s corporate VC group in the U.S. where he was involved in the sourcing, screening and management of investments in private and public biotechnology companies. In his seven years at Elan, Dr. Rogan concluded over twenty five investment and technology licensing transactions involving companies in the U.S., Europe and Japan. He has a PhD in chemistry.

Joseph Anderson, PhD, is a Partner at Abingworth LLP, an international investment group dedicated to the life sciences and healthcare sectors.  He leads private investments in public companies in the U.S. and Europe and manages open-market portfolios of small-cap public equities. He has more than 20 years experience as a Fund Manager and Analyst in the pharmaceutical and bioscience sectors.  Dr. Anderson was previously at First State Investments in London, part of the Commonwealth Bank of Australia, where he was Head of Global Healthcare Equities and Portfolio Manager. Prior to this, he was Pharmaceuticals Analyst at investment bank, Dresdner Kleinwort Benson. From 1990–98, Dr. Anderson established and was Head of the Strategy Unit at the Wellcome Trust, one of the world’s largest medical foundations.   Dr. Anderson is currently a Director of Algeta ASA, a publicly quoted oncology company developing radiopharmaceuticals and a Director of Abingworth BioEquities, an offshore investment fund. He has a PhD in Biochemistry.

The securities to be issued by the Company in the equity financing will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), may not be offered or sold in the United States and may not be resold by the purchasers thereof, in each case, absent registration or an applicable exemption from the registration requirements of the Securities Act.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The securities will not be sold in any jurisdiction in which such offering would be unlawful.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 product comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia and mixed dyslipidemia under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 products in treating cardiovascular disease.

Amarin has a number of non-core programs for partnering in the area of central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Dr. Declan Doogan, Head of Research and Development
Alan Cooke, President, Chief Operating Officer and Chief Financial Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Fountain Healthcare Partners +353 (0)1 5225100
Dr. Manus Rogan, Managing Partner
info@fh-partners.com

Abingworth LLP +44 (0)20 7534 1500
Dr. Joseph Anderson, Partner
anderson@abingworth.com

Disclosure Notice
The information contained in this document is as of October 13, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

#   #   #